                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                             Quality Products, Inc.
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                                (Name of Issuer)


                   Common Stock, par value $0.00001 per share
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                         (Title of Class of Securities)


                                  747578 40 9
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                                 (CUSIP Number)


                           David A. Rubenstein, Esq.
                           Gardner, Carton & Douglas
                        321 N. Clark Street, Suite 3100
                               Chicago, IL 60610
                                 (312) 245-8499
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               September 26, 2001
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /X/.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 747578 40 9             13D                          PAGE 2 OF 7 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

    Dan L. Drexler
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    PF
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
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                7   SOLE VOTING POWER
  NUMBER OF
                    85,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    533,332
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    85,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    533,332
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     618,332
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     20.0% (based on 2,817,999 shares issued and outstanding as of August 6, 2001 as reported in the Issuer's Form 10-QSB for the quarter ended June 30, 2001, plus 266,666 shares added as a result of a note conversion into common stock for a total of 3,084,665 shares of common stock outstanding).

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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
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                      *SEE INSTRUCTIONS BEFORE FILING OUT!
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CUSIP NO. 747578 40 9             13D                          PAGE 3 OF 7 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

    Richard A. Drexler
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
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                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    533,332
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    533,332
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     533,332
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     17.3% (based on 2,817,999 shares issued and outstanding as of August 6, 2001 as reported in the Issuer's Form 10-QSB for the quarter ended June 30, 2001, plus 266,666 shares added as a result of a note conversion into common stock for a total of 3,084,665 shares of common stock outstanding).

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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
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                      *SEE INSTRUCTIONS BEFORE FILING OUT!
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CUSIP NO. 747578 40 9             13D                          PAGE 4 OF 7 PAGES

Item 1.   Security and Issuer.

         This Schedule 13D relates to 618,332 shares of the common stock, par value $0.00001 per share, of Quality Products, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 560 W. Nationwide Blvd., Columbus, OH 43215, telephone number (614) 228-0185 .

Item 2.   Identity and Background.

(a)-(c), (f)   This Schedule 13D is being filed by Dan L. Drexler and Richard
A. Drexler (collectively, the "Reporting Persons"). Dan Drexler is an independent business consultant. Dan Drexler's business address is 875 North Michigan Avenue, Suite 3512, Chicago, IL 60611. Dan L. Drexler is a United States citizen.

Richard Drexler is an independent business consultant. Richard Drexler's business address is 222 East Wisconsin Avenue, Suite 300, Lake Forest, IL 60045. Richard Drexler is a United States citizen.

(d)-(e)        During the last five years, the Reporting Persons have not been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

Personal Funds.

Item 4.   Purpose of Transaction.

The purpose of the transaction was to increase the Reporting Persons' investment in the Company.

Item 5.   Interest in Securities of the Issuer.

(a) As of October 5, 2001, Dan Drexler beneficially owned 618,332 shares of common stock, which is 20.0% of the currently issued and outstanding shares of the Company. As of September 27, 2001, Richard Drexler owned 533,332 shares of common stock, which is 17.3% of the currently issued and outstanding shares of the Company.

(b) Dan Drexler has sole voting power over 85,000 shares of the Company's common stock and shared voting power over 533,332 shares of the Company's common stock.

          Richard Drexler has shared voting power over 533,332 shares of the Company's common stock.


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CUSIP NO. 747578 40 9             13D                          PAGE 5 OF 7 PAGES

(c) In the last 60 days, the Reporting Persons made eight separate purchases of the Company's common stock and one sale. On August 24, Dan Drexler made an open market purchase of 3,500 shares at $1.10 per share. On August 30, Dan Drexler purchased 1,500 shares in the open market at $1.12 per share. On August 31, Dan Drexler made an open market purchase of 2,000 shares at $1.10 per share. On September 4, Dan Drexler made an open market purchase of 4,000 shares at $1.12 per share. On September 13, the Reporting Persons purchased 266,666 shares at $0.85 per share, pursuant to an agreement that called for a note of the Company to be converted into shares of common stock. The closing of this transaction took place in Chicago, Illinois. On September 25, 2001, Dan Drexler made an open market purchase of 1,000 shares at $1.08 per share. On September 26, 2001 Dan Drexler made an open market purchase of 3,000 shares at $1.08 per share. On September 27, 2001, Dan Drexler made an open market purchase of 2,000 shares at $1.05 per share. On October 5, 2001, Dan Drexler made an open market sale of 2,000 shares at $0.96 per share.

(d)       Not applicable.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Richard Drexler is Dan Drexler's father. The Reporting Persons entered into an "Agreement of Joint Ownership," effective as of October 5, 2001. The Reporting Persons agreed that all profits or losses or cash distributions arising from the ownership of the shares of the Issuer's common stock will be divided equally among them. In addition, the agreement gives a right of first refusal to either Reporting Person in the event of the death of the other Reporting Person. The agreement also states that voting decisions with respect to the sale, transfer or disposition of the Issuer's common stock shall be made jointly by the Reporting Persons.

Item 7.   Material to Be Filed as Exhibits.

Not applicable.



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CUSIP NO. 747578 40 9             13D                          PAGE 6 OF 7 PAGES


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   October 5, 2001


                                             /s/ Dan L. Drexler
                                   ----------------------------------------
                                   Dan L. Drexler


                                           /s/ Richard A. Drexler
                                   ----------------------------------------
                                   Richard A. Drexler




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CUSIP NO. 747578 40 9             13D                          PAGE 7 OF 7 PAGES


EXHIBIT A

JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.00001 per share, of Quality Products, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Agreement as of the 5th day of October 2001.



DAN L. DREXLER


          /s/ Dan L. Drexler
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RICHARD A. DREXLER


          /s/ Richard A. Drexler
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